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                                                   Exhibit (a)(6)
FOR IMMEDIATE RELEASE

Shareholder Contact:
1-800-219-4218

Media Contact Only:
Duff Ferguson
212-969-1056

           ALLIANCE WORLD DOLLAR GOVERNMENT FUND, INC.
                ANNOUNCES RESULTS OF TENDER OFFER


NEW YORK, NY January 13, 1998 -- Alliance World Dollar Government Fund, Inc. (NYSE:AWG) (the "Fund") announced today that in accordance with its tender offer for up to 1,297,906 of its shares of common stock which expired on January 8, 1998, 1,034,042.524 shares were properly tendered all of which the Fund has accepted for payment by not later than January 16, 1998 at $14.80 per share. These shares represent approximately 12% of the Fund's outstanding shares.

The purpose of the tender offer was to fulfill an undertaking made in connection with the initial public offering of the Fund's shares.

The Fund is a non-diversified, closed-end U.S. registered management investment company whose investment adviser is Alliance Capital Management L.P. The Fund seeks high current income from investment in debt obligations denominated in U.S. dollars of countries with emerging economies whose recent interest rates are higher than those of the United States.

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                Alliance Capital Management L.P.
        1345 Avenue of the Americas, New York, N.Y. 10105